Zean Nielsen Executive Vice President Sales Exhibit 99.7

PAGE ZEAN NIELSEN Headlines • Danish, moved to the US in 1999 • 1 suitcase, $1000 • 39 years old • Married, 3 kids • Live in Wilmette, (Chicago) 2

PAGE 17 YEARS AT BANG & OLUFSEN Headlines • International Dist. Development • VP of Marketing for ROW & Sales for NA • President of Bang & Olufsen Americas – Scaled Retail business – Launched B&O PLAY in NA – Built Pro Channel: Distributors, Builders, Architects, Designers & Installers – Launched Ecommerce for B&O – Grew business ~14% p/a during the recession 3

PAGE 3 ½ YEARS AT TESLA 4 Headlines • Hired to further develop the Sales & Delivery Model for Tesla • VP of Global Sales Ops & EMEA (EMEA $2B+ business) • $2B to ~$9B+ and from ~4K to ~25K people • Opened 9 new countries and 200+ showrooms • Launched Model X • Launched Model 3. 350K+ in pre-orders

PAGE WHY JOIN JAMES HARDIE • JH is a great company, and much like B&O and TESLA deeply rooted in product • Great chemistry with Louis, Mike Hammes and the GMT team • Excited about the kind of GMT team that JH wants to build. Good fit for skillset • Solid business with strong EBIT and desire to make a step change • Able to carry out both geographical expansion as well as M&A • Untapped opportunities for digital process optimization, as well as revenue growth within existing network of partners • Open to change/evolve in terms of both product and processes • Autonomy to lead Sales Org • Lots of transferable skills • Chicago based HQ, and able to add value to the team and company 5

PAGE TRANSFERABLE SKILLS & OPPORTUNITIES Transferable skills • Built Pro Channel for B&O • Scaled and managed a large sales force • Int’l Executive • Appreciation and understanding for the need to have an aggressive product development roadmap to remain relevant • Big box retail experience • Salesforce (SFDC) • Sales Training / Sales Management tools • CRM/Digital systems • Annual Sales & Marketing Planning • Aggressive infield execution Opportunities • Digitalization of platforms • Integrated Sales & Marketing Programs • Pace of Play – Execute better and faster • Defend & Optimize vs just “hunt” • Advanced & automated Sales Analytics • PR • M&A • Easier to work wit;.more speed/less friction • More product via existing channels • Deeper relationship with big builders & big box partners • Build out “stickiness” programs 6

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